SUPPLEMENT DATED SEPTEMBER 30, 2002
TO THE
PROSPECTUS DATED MAY 1, 2002
FOR
PERSPECTIVE FIXED AND VARIABLE ANNUITY®
JACKSON NATIONAL SEPARATE ACCOUNT I

The following changes apply to the prospectus listed above:

All references to J.P. Morgan/JNL Enhanced S&P 500 Stock Index Fund should be changed to JPMorgan/JNL Enhanced S&P 500 Stock Index Fund.

The following should be added to the list of funds on the cover page under "JNL Series Trust:"

JPMorgan/JNL Enhanced S&P 500 Stock Index Fund
JPMorgan/JNL International Value Fund
Mellon Capital Management/JNL S&P 500 Index Fund
Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund
Mellon Capital Management/JNL Small Cap Index Fund
Mellon Capital Management/JNL International Index Fund
Mellon Capital Management/JNL Bond Index Fund
PPM America/JNL Value Fund
S&P/JNL Core Index 100 Fund
S&P/JNL Core Index 75 Fund
S&P/JNL Core Index 50 Fund

The following should be added to the list of funds on the cover page under "JNL Variable Fund LLC:"

First Trust/JNL The S&P® Target 10 Fund
First Trust/JNL Global Target 15 Fund
First Trust/JNL Target 25 Fund
First Trust/JNL Target Small-Cap Fund

The following should be added to the "Fund Annual Expenses" table located on page 4:

JPMorgan/JNL International Value Fund	1.07%	.03%	0%	1.10%
PPM America/JNL Value Fund	.85%	.01%	0%	.86%
S&P/JNL Core Index 100 Fund	.20%	0%	0%	.20%
S&P/JNL Core Index 75 Fund	.20%	0%	0%	.20%
S&P/JNL Core Index 50 Fund	.20%	0%	0%	.20%
First Trust/JNL The S&P® Target 10 Fund	.80%	0%	0%	.80%
First Trust/JNL Global Target 15 Fund	.85%	0%	0%	.85%
First Trust/JNL Target 25 Fund	.80%	0%	0%	.80%
First Trust/JNL Target Small-Cap Fund	.80%	0%	0%	.80%

On pages 4 and 5, all references to the "****" footnote should be deleted.

On pages 6 and 7, the following should be added:

		Time Periods			
		1 year	3 years	5 years	10 years
JPMorgan/JNL International Value Division	(a)	29	88	149	316
	(b)	99	138	179	316
PPM America/JNL Value Division	(a)	26	81	138	292
	(b)	96	131	168	292
S&P/JNL Core Index 100 Division	(a)	20	61	104	225
	(b)	90	111	134	225
S&P/JNL Core Index 75 Division	(a)	20	61	104	225
	(b)	90	111	134	225

			Time Periods		
		1 year	**3 years**	**5 years**	**10 years**
S&P/JNL Core Index 50 Division	(a)	20	61	104	225
	(b)	90	111	134	225
First Trust/JNL The S&P® Target 10 Division	(a)	26	79	135	287
	(b)	96	129	165	287
First Trust/JNL Global Target 15 Division	(a)	26	80	137	291
	(b)	96	130	167	291
First Trust/JNL Target 25 Division	(a)	26	79	135	287
	(b)	96	129	165	287
First Trust/JNL Target Small-Cap Division	(a)	26	79	135	287
	(b)	96	129	165	287

On pages 8 and 9, the following should be added:

			Time Periods		
		1 year	**3 years**	**5 years**	**10 years**
JPMorgan/JNL International Value Division	(a)	26	79	135	287
	(b)	96	129	165	287
PPM America/JNL Value Division	(a)	23	72	123	263
	(b)	93	122	153	263
S&P/JNL Core Index 100 Division	(a)	17	51	89	193
	(b)	87	101	119	193
S&P/JNL Core Index 75 Division	(a)	17	51	89	193
	(b)	87	101	119	193
S&P/JNL Core Index 50 Division	(a)	17	51	89	193
	(b)	87	101	119	193
First Trust/JNL The S&P® Target 10 Division	(a)	23	70	119	256
	(b)	93	120	149	256
First Trust/JNL Global Target 15 Division	(a)	23	71	122	262
	(b)	93	121	152	262
First Trust/JNL Target 25 Division	(a)	23	70	119	256
	(b)	93	120	149	256
First Trust/JNL Target Small-Cap Division	(a)	23	70	119	256
	(b)	93	120	149	256

The following should be added to the list of funds under the sub-section entitled "JNL Series Trust" on page 11:

JPMorgan/JNL Enhanced S&P 500 Stock Index Fund
JPMorgan/JNL International Value Fund
Mellon Capital Management/JNL S&P 500 Index Fund
Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund
Mellon Capital Management/JNL Small Cap Index Fund
Mellon Capital Management/JNL International Index Fund
Mellon Capital Management/JNL Bond Index Fund
PPM America/JNL Value Fund
S&P/JNL Core Index 100 Fund
S&P/JNL Core Index 75 Fund
S&P/JNL Core Index 50 Fund

The following should be added to the list of funds under the sub-section entitled "JNL Variable Fund LLC" on page 12:

First Trust/JNL The S&P® Target 10 Fund
First Trust/JNL Global Target 15 Fund
First Trust/JNL Target 25 Fund
First Trust/JNL Target Small-Cap Fund

The following changes should be made to the table of sub-advisers on pages 13 and 14:

JPMorgan/JNL International Value Fund should be added to the list of funds for J.P. Morgan Investment Management, Inc.

PPM America/JNL Value Fund should be added to the list of funds for PPM America, Inc.

S&P/JNL Core Index 100 Fund, S&P/JNL Core Index 75 Fund and S&P/JNL Core Index 50 Fund should be added to the list of funds for Standard & Poor's Investment Advisory Services, Inc.

First Trust/JNL The S&P® Target 10 Fund, First Trust/JNL Global Target 15 Fund, First Trust/JNL Target 25 Fund and First Trust/JNL Target Small-Cap Fund should be added to the list of funds for First Trust Advisors L.P.

On page 13, all references to the "**" footnote should be deleted.

On page 26, the section entitled "Dollar Cost Averaging" should be deleted and replaced in its entirety with the following paragraph:

You can arrange to have a regular amount of money periodically transferred automatically into the investment divisions and other guaranteed fixed accounts from the one-year guaranteed fixed account or any of the other investment divisions. This theoretically gives you a lower average cost per unit for the investment divisions over time than you would receive if you made a one-time purchase. The more volatile investment divisions may not result in lower average costs, and such divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. Certain restrictions may apply.

In Appendix C, the following should be added to pages C-1 and C-2:

		Time Periods			
		1 year	3 years	5 years	10 years
JPMorgan/JNL International Value Division	(a)	28	85	144	306
	(b)	98	135	174	306
PPM America/JNL Value Division	(a)	25	78	133	283
	(b)	95	128	163	283
S&P/JNL Core Index 100 Division	(a)	19	58	99	215
	(b)	89	108	129	215
S&P/JNL Core Index 75 Division	(a)	19	58	99	215
	(b)	89	108	129	215
S&P/JNL Core Index 50 Division	(a)	19	58	99	215
	(b)	89	108	129	215
First Trust/JNL The S&P® Target 10 Division	(a)	25	76	130	277
	(b)	95	126	160	277
First Trust/JNL Global Target 15 Division	(a)	25	77	132	282
	(b)	95	127	162	282
First Trust/JNL Target 25 Division	(a)	25	76	130	277
	(b)	95	126	160	277
First Trust/JNL Target Small-Cap Division	(a)	25	76	130	277
	(b)	95	126	160	277

In Appendix C, the following should be added to pages C-3 and C-4:

			Time Periods		
		1 year	**3 years**	**5 years**	**10 years**
JPMorgan/JNL International Value Division	(a)	27	82	140	296
	(b)	97	132	170	296
PPM America/JNL Value Division	(a)	24	75	128	273
	(b)	94	125	158	273
S&P/JNL Core Index 100 Division	(a)	18	54	94	204
	(b)	88	104	124	204
S&P/JNL Core Index 75 Division	(a)	18	54	94	204
	(b)	88	104	124	204
S&P/JNL Core Index 50 Division	(a)	18	54	94	204
	(b)	88	104	124	204
First Trust/JNL The S&P® Target 10 Division	(a)	24	73	125	267
	(b)	94	123	155	267
First Trust/JNL Global Target 15 Division	(a)	24	74	127	272
	(b)	94	124	157	272
First Trust/JNL Target 25 Division	(a)	24	73	125	267
	(b)	94	123	155	267
First Trust/JNL Target Small-Cap Division	(a)	24	73	125	267
	(b)	94	123	155	267

(To be used with VC3656 Rev. 05/02.)

V8073 Rev. 09/02